                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                            MISSION WEST PROPERTIES
         ------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                   60520010
                -----------------------------------------------
                                (CUSIP Number)

                             Michael E. Tennenbaum
                           1999 Avenue of the Stars
                                  32nd Floor
                             Los Angeles, CA 90067
                                (310) 201-7882
         ------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 12, 1996
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 7 pages

                                 SCHEDULE 13D
- -----------------------
  CUSIP NO. 60520010
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Tennenbaum
      SS No. ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          144,300 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          144,300 shares

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      144,300 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      10.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

- ------------------------------------------------------------------------------

                               Page 2 of 7 pages

                                 SCHEDULE 13D
- -----------------------
  CUSIP NO. 60520010
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tennenbaum & Co., LLC
      95-4587347

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            144,300 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             144,300 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      144,300 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      10.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

- ------------------------------------------------------------------------------

                               Page 3 of 7 pages

PRELIMINARY NOTE
- ----------------

          The persons filing this Amendment No. 1 are (i) Michael E. Tennenbaum and (ii) Tennenbaum & Co., LLC, a Delaware limited liability company. This Amendment No. 1 amends a Statement on Schedule 13D filed by Mr. Tennenbaum and Tennenbaum & Co., LLC on July 11, 1996 (the "Original Statement"). The filing of this Amendment No. 1 should not be deemed an admission that Mr. Tennenbaum and Tennenbaum & Co., LLC comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          This Amendment No. 1 relates to the common stock, no par value (the "Common Stock"), of Mission West Properties, which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of the State of California, with its principal executive offices located at 6815 Flanders Drive, Suite 250, San Diego, California 92121-3914.

          Other than as set forth below, to the best knowledge of Mr. Tennenbaum and Tennenbaum & Co., LLC, there has been no material change in the information set forth in response to Items 1, 2, 4 and 6 of the Original Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

          The shares of Common Stock of the Company purchased by Tennenbaum & Co., LLC since the date of the reporting persons' most recent filing on Schedule 13D were purchased with funds, aggregating $445,797.50 which were provided from working capital of Tennenbaum & Co., LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------
          (a) As of the date hereof, Tennenbaum & Co., LLC may be deemed to be the beneficial owner of an aggregate of 144,300 shares of Common Stock of the Company, which constitutes approximately 10.5% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission.

               By reason of his position as managing member of Tennenbaum & Co., LLC, Mr. Tennenbaum, as of the date hereof, may be deemed to be the beneficial owner of an aggregate of 144,300 shares of Common Stock of the Company, which constitutes approximately 10.5% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission.

          (b) Tennenbaum & Co., LLC has the sole power of voting and disposition with respect to 144,300 shares of Common Stock of the Company.

               By reason of his position as managing member of Tennenbaum & Co., LLC, Mr. Tennenbaum may be deemed to share powers of voting and disposition with respect to 144,300 shares of Common Stock of the Company.

          (c) Set forth on Exhibit A, attached hereto, is information concerning all transactions in the Company's Common Stock by Tennenbaum & Co., LLC that were effected since the filing persons' most recent filing on Schedule 13D and ended on the date hereof. No transactions in the Company's Common Stock were effected by Mr. Tennenbaum individually since the filing persons' most recent filing on Schedule 13D.

                               Page 4 of 7 pages

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A - Transactions in Common Stock of the Company.

                               Page 5 of 7 pages

                                   SIGNATURE

  Each of Michael E. Tennenbaum and Tennenbaum & Co., LLC, after reasonable inquiry and to the best of each's knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

     July 17, 1996
- ------------------------
          Date
                              /s/ Michael E. Tennenbaum
                              -------------------------------------
                              Michael E. Tennenbaum

                              TENNENBAUM & CO., LLC


                              By: /s/ Michael E. Tennenbaum
                                  ---------------------------------
                                  Michael E. Tennenbaum
                                  Managing Member

LC961970.03/11

                               Page 6 of 7 pages